September 21, 2007



Mr. Tim Buchmiller
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

     Re:  Johnson & Johnson Definitive Proxy Statement
          Filed March 14, 2007 (File No. 001-03215)

Dear Mr. Buchmiller:

The following sets forth the responses of Johnson &
Johnson (the "Company") to the comments on the above referenced proxy statement included in your letter of August 21, 2007 to our Chairman and Chief Executive
Officer, Mr. William C. Weldon. For your convenience, we have included your comments with this letter. Our responses use the same numbering as your letter.

Compensation Discussion and Analysis, page 16

Comment 1: The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section
II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in the value of the stock and option awards, and the amount awarded under the non-equity incentive plan compensation, to Mr. Weldon as compared to the similar types of awards to your other named executive officers. Please expand your Compensation Discussion and Analysis to include a more detailed discussion of how and why the compensation of your chief executive officers has materially differed from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from those that apply to the other named executive officers, please discuss those policies or decisions on an individualized basis.

Response: The Company notes the Staff's comment. The requested type of disclosure appears on page 21 of the Company's Definitive Proxy Statement dated March 14,
2007 (the "2007 Proxy Statement") under the heading
"Executive Compensation Awarded in 2006 and 2007-
Performance Assessment Process."  As requested, the
Company intends to expand the Compensation Discussion and Analysis (the "CD&A") section in its proxy statement for the 2008 Annual Meeting of Shareholders
(the "2008 Proxy Statement") to include a more detailed discussion of how and why the compensation of the Chairman/CEO has materially differed from that of the other named executive officers (the "NEOs").

Comment 2: Please expand your Compensation Discussion and Analysis to discuss how specific forms of compensation are structured and implemented to reflect your named executive officer's individual performance and to describe the elements of individual performance that are taken into account in determining compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company notes the Staff's comment. The requested type of disclosure appears throughout the CD&A section of the 2007 Proxy Statement. For example, see the description of the "business bonus multiplier" under the heading "Annual Performance Bonus" on page
18. As requested, the Company intends to expand the CD&A in the 2008 Proxy Statement to clarify how specific forms of compensation are structured and implemented to reflect each NEO's individual performance and to describe the material elements of individual performance that are taken into account in determining compensation.

Comment 3: You disclose on page 11 that the Committee has retained a representative of Towers Perrin as its consultant for matters related to executive and director compensation. Please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Response: The Company notes the Staff's comment. The requested type of disclosure appears in the "Corporate
Governance" section on page 12 and under the heading
"Target Pay Philosophy" on page 17 of the 2007 Proxy
Statement. As requested, the Company intends to expand the CD&A in the 2008 Proxy Statement to include further description of the nature and scope of the executive compensation consultant's engagement.

Comment 4:  We note your references to the Johnson &
Johnson Credo throughout your Compensation Discussion and Analysis. Please clarify what the Credo values are and how they specifically factor into your compensation decisions.

Response: The Company notes the Staff's comment and intends to expand the CD&A in the 2008 Proxy Statement as requested to clarify what the Credo values are and how they factor into compensation decisions, which are described under the heading "Importance of Credo
Values" on page 16 of the 2007 Proxy Statement.

Annual Performance Bonus, page 18

Comment 5: You disclose that you have established specific individual, business unit, and overall corporate goals in connection with the calculation of the amounts to be awarded as annual performance bonuses, and that those amounts can be further increased or decreased based upon performance measured against preset financial and strategic objectives.
Please disclose the specific goals and the weighting and measurement process associated with those goals.
See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).
To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to
Item 402(b) of Regulation S-K.  Refer also to Question
3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: The Company notes the Staff's comment and intends to expand the CD&A in the 2008 Proxy Statement as requested to describe, in all material respects and to the extent applicable, the goals and the weighting and measurement process associated with those goals.
To the extent that the Company believes it is appropriate to omit specific targets or performance objectives, the Company will provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. As certain goals and measurements that factor into compensation decisions are subjective and within the discretion of the Compensation & Benefits
Committee and/or management (i.e., not formulaic), the Company will also describe such goals and measurements in all material respects.

2006 Bonus and Long-Term Incentive Awards..., page 22

Comment 6: Please identify the companies in your financial peer group.

Response:  The Company notes the Staff's comment.  As
described on page 17 of the 2007 Proxy Statement, the
compensation of the Company's NEOs is benchmarked
against the compensation of executives with comparable
responsibilities at 12 companies, which comprise the
Company's Executive Peer Group.  These 12 companies are
listed on page 17 of the 2007 Proxy Statement.  As
described on pages 18-19 and 25 of the 2007 Proxy
Statement, the Company's performance against a
financial peer group is one of a number of factors
taken into consideration to determine the bonus for the
CEO and the "business bonus multiplier," for the other
NEOs. As discussed on page 17 under the heading
"Components of Executive Compensation," the annual
performance bonus is one of three major components of
the Company's executive compensation program.   In
response to the Staff's comment, the Company intends to expand the CD&A in the 2008 Proxy Statement to include further description of the makeup of the financial peer group and how the financial peer group is used as part of the performance assessment of the NEOs.

Use of Tally Sheets, page 26

Comment  7:   You  disclose that the Compensation
Committee uses  "tally  sheets" to assist them in
making  compensation decisions.  Please add disclosure
addressing the  extent  to which   the   information
in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers. The information contained in the tally sheets and how the Committee's analysis of such information resulted in specific awards should be described in complete detail.

Response: The Company notes the Staff's comment and respectfully submits that all material information contained in the tally sheets referred to on page 26 of the 2007 Proxy Statement have been disclosed in the 2007 Proxy Statement and that further details of the tally sheets are not required to be disclosed.
Furthermore, tally sheets are provided to the Compensation & Benefits Committee for its members to see what each executive might receive upon a hypothetical termination of employment with the Company and are not used to determine the various elements of compensation or the actual amounts of compensation to be approved. Should the Committee continue to use tally sheets, the Company intends to add disclosure to the 2008 Proxy Statement to clarify these points.

Outstanding Equity Awards At Fiscal Year-End, page 34

Comment 8: Please disclose the vesting dates of the options and stock awards held at fiscal-year end by footnote to the applicable column. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response: The Company notes the Staff's comment and, as requested, intends to expand the Outstanding Equity
Awards at Fiscal Year-End Table in the 2008 Proxy
Statement to disclose the vesting dates of the options and stock awards held at fiscal-year end.

Non-Qualified Deferred Compensation, page 37

Comment 9:  As required by the Instruction to Item
402(i)(2) of Regulation S-K, please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table.

Response: The Company notes the Staff's comment and, as requested, intends to add disclosure in the 2008
Proxy Statement to quantify the extent to which amounts reported in Columns B, C and D in the Non-Qualified
Deferred Compensation Table are reported as compensation in the last completed fiscal year in the Summary Compensation Table.

Director Compensation Table, page 38

Comment 10: Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis.
Refer to the Instruction to Item 402(k) of Regulation S-
K.

Response:   The Company notes the Staff's comment and
respectfully submits that no assumptions are made in the valuation of restricted stock awards to the Company's NonEmployee Directors. In the past, Non-
Employee Directors received stock options and the Company was required to make certain assumptions regarding the present value of stock options in order to determine the numbers of options to be awarded. The
Company's Non-Employee Directors now receive a combination of cash and restricted stock. As described in the second paragraph under the heading "Director
Fees and Equity Compensation" on page 29 of the 2007
Proxy Statement, those Directors are granted the number of shares of restricted stock required to achieve a predetermined dollar amount (currently $100,000) based on the market price for the Company's stock on a particular date.

     The Company acknowledges that (a) it is
responsible for the adequacy and accuracy of the disclosures in the above-referenced filing; (b) SEC
Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (c) it may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     If you have any questions or comments, please call me at (732) 524-2452 or Douglas K. Chia, Senior Counsel &
Assistant Corporate Secretary at (732) 524-3292.

                              Sincerely,
                              /S/ STEVEN M. ROSENBERG
                              Steven M. Rosenberg

cc:   W. C. Weldon
      R. C. Deyo